SECUR 15045172 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8 - 67962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Octagon America Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 University Avenue - Suite 1000
(No. and Street)

Toronto	**Ontario, Canada**	**M5H 3B3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl de Montigny — (Area Code -- Telephone No.) **(416) 304-7833**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name -- *if individual, state last, first, middle name*)

129 Lakeshore Road East	**Mississauga**	**Ontario, Canada**	**L5G 1E5**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/4/15

OATH OR AFFIRMATION

I, Cheryl de Montigny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octagon America Limited, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 exemption.
- [ ] (o) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Octagon America Limited

<u>(SEC I.D. No. 8 - 67962)</u>

Statement of Financial Condition

Year Ended December 31, 2014
(Expressed in U.S. Dollars)

Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Octagon America Limited

We have audited the accompanying statement of financial condition of Octagon America Limited ("Company") as of December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octagon America Limited as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, reconciliation of the computation of net capital as filed in Part IIA of Form X-17A-5, and computation for determination of reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Octagon America Limited financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2015

Parker Simone LLP.

Octagon America Limited

Statement of Financial Condition
(Expressed in U.S. dollars)

Year Ended December 31, 2014

Assets		
Cash	**$**	**123,589**
Prepaid expenses		**4,276**
	$	**127,865**
Liabilities		
Accounts payable and accrued expenses	**$**	**626**
Stockholder's Equity		
Common Stock $1.00 par value; unlimited shares authorized; 1 share issued and outstanding		**1**
Additional paid in capital		**613,417**
Accumulated deficit		**(486,179)**
	$	**127,239**
	$	**127,865**

See accompanying notes to financial statements

1. Incorporation and Corporate Activities

Octagon America Limited (the "Company") is incorporated under the laws of the Province of Ontario. The Company is registered as a broker-dealer in securities under the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is commissions earned on securities trade executions for U.S. institutional clients. The Company utilizes the services of a related company under common control, Octagon Capital Corporation ("OCC"), a Canadian-owned investment dealer and a member of the Investment Industry Regulatory Organization of Canada, to perform certain securities trading, clearing and record-keeping activities as its agent in various securities markets. These trades are settled on a delivery against payment basis. The Company does not hold customer funds or safe-keep customer securities.

The Company is a wholly-owned subsidiary of Octagon Capital Partners Inc., the parent company of OCC. The Company's office is in Toronto, Canada. Continuing operations are dependent on those of its related Canadian broker-dealer.

2. Summary of Significant Accounting Policies

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

Securities Transactions and Revenue Recognition

Customers' securities transactions are recorded on a settlement-date basis, with related agency commissions and soft dollar commissions for research provided and related clearance and execution fees recorded on a trade-date basis.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

(Expressed in U.S. Dollars)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may vary from these estimates.

3. Income Taxes

The Company's only permanent establishment is in Canada as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and provincial income tax rate is 26.5%.

GAAP prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

The Company remains open to federal and provincial tax examinations for fiscal years December 31, 2011 and forward. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company has non-capital losses that are available to reduce future net income for income tax purposes totalling $386,750, of which $15,550 will expire in 2029, $189,200 in 2031, $76,300 in 2032, $58,800 in 2033 and $46,900 in 2034.

Deferred tax asset:	
Non-capital loss carry forward	$ 102,000
Less: valuation allowance	(102,000)
	$ -

4. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under this rule, the Company is required to maintain minimum net capital and requires an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, that shall not exceed 15:1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of approximately $120,000, which is in excess of its required minimum net capital of $100,000. Additionally, equity capital may neither be withdrawn nor may cash dividends be paid if the resulting aggregate indebtedness would be greater than 1,000% of net capital.

5. Off Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, all of the Company's cash is on deposit at one major Canadian financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk due to cash.

6. Financial Instruments

Currency Risk
As at December 31, 2014, the Company held no foreign denominated financial assets or liabilities.

7. Subsequent events

There are no subsequent events through the date the financial statements are available to be issued that are required to be disclosed.